

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Steven J. Anenen
Chief Executive Officer
Dealer Services Holdings LLC
1950 Hassell Road
Hoffman Estates, IL 60169

> **Re: Dealer Services Holdings LLC**
> **Amendment No. 1 to Form 10**
> **File No. 001-36486**
> **Filed July 25, 2014**

Dear Mr. Anenen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 7, 2014.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Exhibit 99.1

Questions and Answers About the Distribution, page 9

1.   We note your responses to prior comments 7 and 10 regarding the prospective dividend payment determined by ADP management that you will issue to ADP as part of the spin-off. Please revise where appropriate to clarify how you and/or ADP management are able to determine the amount of leverage you would have had if the Dealer Services unit was an independent, publicly-owned company prior to separation. For example, it is unclear whether the debt to equity ratio of the spun-off registrant will be the same as ADP's debt to equity ratio prior to or after the spin-off.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 58

2.   We note your response to prior comment 12 regarding key metrics used by management to evaluate your financial performance. You indicate in a risk factor on page 25 that adoption or retention of your products and services could be materially impaired by the limited number of your clients. Additionally, you disclose on page 5 that you maintain a long-standing relationship and high renewal rates with your clients. Given the importance of retention and renewal of your clients, please tell us what consideration was given to including renewal rates for subscriptions during the periods presented or retention rates (i.e., the percentage of subscribers on the last day of the prior year or quarter who remain clients on the last day of the current year or quarter). In addition, please tell us your consideration for disclosing the total number of clients at the end of each period presented with a breakdown for each period of new and existing clients. Further, please discuss any known trends relating to retention, renewals (subscription or customer), or new clients, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.

Critical Accounting Policies

Revenue Recognition, page 69

3.   We note your response to prior comment 15 that your hardware sales consist of telephony products, laser printers, and network equipment. You state that the telephony and laser products are accounted for as software-related elements while the network equipment is accounted for as a non-software element. Please tell us why you believe the telephony and laser product should be accounted for as software related elements. We refer you to ASC 985-605-15-3 and 15-4, which indicates an arrangement that includes software and software-related components that are more-than-incidental to the product or service as a whole is within the scope of ASC 985-605 unless it qualifies for a scope exception in ASC 985-605-15-4. These scope paragraphs address whether the software is within the scope of ASC 985 or 605 and not the hardware.

4.   We note in your response to prior comment 19 that you indicate you are the principal in the transactional services and as such, you present the fees from the auto retailers as revenues. Please clarify why you believe that you are the primary obligor responsible for providing your clients' services. Describe each service you provide and that provided by the third parties. In addition, please clarify your responsibility for delivering the transactional services by explaining what your role is in providing this delivery. Also, describe your responsibility in determining the service specifications. That is, describe what your role or obligation is in determining these specifications.

Business

Our Market Opportunity

Automotive Retail Information Technology, page 77

5.   We note your response to prior comment 22 regarding your estimate of the total
        automotive retail and OEM spending for information technology in 2013 and 2017.
        Please revise to disclose the assumptions used to determine these estimates. For
        example, for the 2013 estimate, it is unclear whether you based the $14 billion amount on
        reported new car sales growth in 2013 and applied a similar growth percentage on a
        reported total auto IT spending figure from a prior year. If so, you should disclose each
        of these amounts and the sources from which they are derived. Similarly, please clarify
        your source for the projected increases in new vehicle sales used to calculate your 2017
        total auto IT spending estimated amount of $16.4 billion.

Automotive Retail Solutions, page 83

6.   Please revise to clarify which of your solutions listed in the table on page 84 are
        integrated into your Dealer Management Systems and clarify if any of the solutions
        maybe implemented as a stand-alone product or solution without the core Dealer
        Management System.

Notes to the Condensed Combined Financial Statements

Note 2. New Accounting Pronouncements, page F-7

7.   We note from the disclosures provided in Note 2 to the financial statements that you have
        not provided any disclosure as to how ASU No. 2014-09, Revenue from Contracts with
        Customers (Topic 606), may impact your financial statements in future periods. Please
        tell us what consideration was givens to discuss how this recently issued accounting
        pronouncement may affect your financial statements. We refer you to the guidance
        outlined in SAB Topic 11M.

Please contact Amanda Kim, Staff Accountant, at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 for accounting and financial statement matters. You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       David Huntington, Esq.
       Paul, Weiss, Rifkind, Wharton & Garrison LLP